Rule 424(b)(3)and(c)
                                                            File No. 33-92876
PROSPECTUS SUPPLEMENT, dated January 22, 1997
(to Prospectus dated May 15, 1996)

                        EQUITY CORPORATION INTERNATIONAL

         This Prospectus Supplement amends and supplements the Prospectus dated May 15, 1996 of Equity Corporation International (the "Company" or "ECI") included in the Company's Registration Statement (No. 33-92876) covering shares of the Company's Common Stock which may be offered and issued from time to time by the Company in connection with its acquisition of the securities and assets of other businesses.

          1. Sale of ECI Common Stock by Service Corporation International. The Risk Factors captioned "Control by Principal Stockholder" and "Potential Conflicts of Interest with SCI" are hereby modified to include the following related information:

                  Pursuant to a Registration Statement (No. 333-17873) filed by the Company with the Securities and Exchange Commission, all of the shares of ECI Common Stock currently owned by Service Corporation International ("SCI") are being offered for sale by SCI in firm underwriting (the "Offering"). Following the sale of the shares of ECI Common Stock pursuant to the Offering, SCI will not own any shares of ECI Common Stock. T. Craig Benson, who is currently the Vice President International Corporate Development of SCI, resigned as a director of the Company in December 1996.

         2. Federal Trade Commission Consent Orders. The information related to SCI's Federal Trade Commission Consent Orders set forth in the Risk Factor captioned "Federal Trade Commission Consent Orders" and under the caption "Business -- Legal Proceedings" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 incorporated by reference into the Prospectus is hereby replaced by the following information:

                  SCI is subject to five Consent Orders (the "Consent Orders") issued by the FTC, pursuant to which SCI and its subsidiaries are prohibited for certain specified periods from acquiring existing funeral homes, cemeteries and cremation facilities in specified market areas without giving prior notice to the FTC. The Consent Orders prohibit SCI and its subsidiaries from acquiring existing (i) funeral homes in Waycross, Gainesville and Rome, Georgia and Fort Smith, Arkansas and surrounding areas until October 2001, (ii) funeral homes in certain portions of San Bernardino and Riverside Counties, California until February 2002, (iii) funeral homes in Chattanooga and Soddy Daisy, Tennessee and La Fayette and Savannah, Georgia and
         surrounding areas until June 2004, and (iv) funeral homes and cemeteries in Jackson County, Oregon until June 2005, (v) funeral homes, cemeteries and cremation facilities in Amarillo, Texas until April 2006, (vi) funeral homes and cemeteries in Brevard County, Florida until April 2006 and (vii) funeral homes in Lee County, Florida until April 2006 without giving prior notice to the FTC. Because of the extent of SCI's beneficial ownership of Common Stock, acquisitions by the Company of funeral homes, cemeteries and cremation facilities in the covered market areas without giving prior notice to the FTC might result in a violation of such Consent Orders. Management believes that compliance with such Consent Orders, if required, will not materially adversely affect the Company's funeral home and cemetery acquisition program. After the Offering, SCI will not own any Common Stock of the Company and, therefore, any acquisition by the Company in such areas should not result in a violation of the Consent Orders.

          3. Share and Per-Share Data. The share and per share data contained in the Prospectus does not reflect adjustments for a 3-for-2 stock split of ECI Common Stock in October 1996. All share and per share data contained in the Prospectus and incorporated by reference should be adjusted accordingly.